Exhibit 21.1

LIST OF SUBSIDIARIES OF TRUMP MEDIA & TECHNOLOGY GROUP CORP.

Entity Name	Jurisdiction of Incorporation
TMTG Sub Inc.	Florida
T Media Tech LLC	Florida
T Plus, Inc.	Florida
Truth.Fi LLC	Florida
Trump Media Group, LLC	Florida
T Media Sub, Inc.	Florida